UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2013

On May 30, 2013, the registrant issued a press release pertaining to its results of operations for the three-month period ended March 31, 2013. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in

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these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
Name: Juan Manuel Parada
Title: Chief Financial Officer

Date: May 31, 2013

Revenues rose 14% (18% in USD)

Positive SSS across almost every division and country

Consolidated gross profit rose 14% (18% in USD); double-digit increase in gross profit in every division except Financial Services

Adjusted EBITDA grew 5% (9% in USD); excluding the one-off credit card provision adjusted EBITDA grew 19%

Strong performance in Chile across all divisions

Revenues in Department Stores Division grew 11% in 1Q13 (Johnson up 18% and Paris Chile 10%); and adjusted EBITDA growth of 86% YoY

Brazil supermarkets post SSS of 2.3%

Colombia Integration and rebranding underway

www.cencosud.cl

Contents

Financial Highlights 1Q13 2

Cencosud Key Events for 1Q13 3

Retail Market Commentary 4

Financial Results 5

Overview 1Q13 6

Consolidated Performance 6

Analysis by Business and Country 13

Capex 23

Balance Sheet Summary 23

Cash Flow Summary (actualizar) 25

Forward Looking Statements 28

Reconciliation of Non-IFRS Measures to (Profit/Loss) 35

Financial Highlights 1Q13

On April 24, 2013, Supreme Court of Chile ruled on the class action1 suit filed by the Servicio Nacional del Consumidor (the National Consumer Service, or “SERNAC”), a Chilean government entity. The court ruled for the plaintiff and at this juncture no further appeals are available. In the ruling, the court ordered Cencosud Administradora de Tarjetas S.A. (“CAT”) to reimburse certain cardholders for excess monthly maintenance fees charged since 2006 plus adjustments for inflation and interests. We have provisioned CLP 20,000 million for this ruling in our Chilean first quarter 2013 financial statements. In the case of the 2012 financial statements filed with the SEC on May 7th 2013, the provision was registered in December 2012. This provision is an estimated value that still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation; rectification and amendment are addressed by the court.

Cencosud revenue increased 14% YoY in 1Q13 in CLP, with the consolidation of supermarkets in Colombia, and positive SSS in almost every division and country. Moreover, Cencosud added 179 stores versus 1Q12, including 96 stores and 1 shopping center from the Supermarket Colombia acquisition, with an increase of 24% in selling space.

Gross profit rose 14.3% in CLP, driven by a 14.8% increase in the supermarket division, and double-digit increases in every division except financial services, which saw a small decrease. Gross margin remained steady at 27.9%, despite the consolidation of the Colombian supermarket operation, which had a gross margin of 19.5% compared to an average of 24.4% for Cencosud’s overall supermarket business.

1 Class action lawsuit against the company “Cencosud Administradora de Tarjetas SA” filed in December 2006, whose non-appealable final judgment was notified by the First Chamber of the Supreme Court of Chile, dated April 24, 2013.

www.cencosud.cl

Sales, general and administrative expenses (SG&A) rose 23.5% from the previous year, due to the company’s increased revenue base, the entry into Peru’s department store industry with Paris, as well as the provision related to the recent Chilean Supreme Court decision with respect to credit card maintenance fees charged in 2006 (CLP 20,000 million).

Net income decreased 63% versus 1Q12, reflecting higher financial costs mainly due to the bridge loan taken to pay for the acquisition of the supermarket business in Colombia (fully re-paid on March 19th following the recent capital increase) as well as higher losses from foreign exchange variations. The results also reflect lower income coming from the revaluation of assets versus 1Q12. In addition, the Company accounted higher SG&A, reflecting the opening of 103 stores versus a year ago, the integration of the Colombian supermarket operations and the provision of CLP 20,000 million related to the Supreme Court ruling. Excluding the one-off effect of the provision, net income decreased 26% versus 1Q12.

The Company reported Adjusted EBITDA2 of CLP 152,848 million, up 5% YoY on improved results from the Shopping Centers division driven by the three months of operation of Costanera Center (opened in June 2012), and the consolidation of the Colombian supermarket operation. These factors were partially offset by a lower performance from the financial service division related to the MM CLP 20,000 provision. Excluding the provision effect, adjusted EBITDA increased 19% versus 1Q12.

Cencosud Key Events for 1Q13

The Company reported its first quarter of supermarket operations in Colombia, following the acquisition in October 2012. The integration process is proceeding in line with Cencosud plans. As of May 31st all the Supermarket Store signages will be rebranded using the Jumbo or Metro brands.

March 14, 2013: the Company concluded the preemptive rights period of its Capital increase, with 299,688,946 shares subscribed and paid by existing shareholders. The Capital increase was approved at an Extraordinary Shareholders Meeting on November 20, 2012. As of March 31, 2013, the Company had a total of 2,806,792,161 shares outstanding.

March 26, 2013: Paris began operating in Peru, with its first store in a Cencosud shopping center in Arequipa. The opening ceremony was hosted by the Chairman of the Company, Horst Paulmann, Department Store Division Manager, Jaime Soler, and Paris Country Manager in Peru, Felipe Bayly, and the whole team of Paris Arequipa.

April 24, 2013: Supreme Court rules against Cencosud and sets a new reality in the financial retail and banking industry. The company will comply entirely with the court’s resolution, notwithstanding the fact that at all times it acted in accordance with the applicable legislation issued by the Superintendence of Banks and Financial Institutions (Circular # 17). Cencosud will adapt to this new reality and work together with the authorities for the benefit of all its customers.

April 26, 2013: Cencosud’s Annual Ordinary Shareholders Meeting took place and a new Board of Directors was elected. The Board is composed of three members of the controlling family, Mr. Horst

2 Please see “Reconciliation of Non-IFRS measures” starting on page 33 for a reconciliation of EBIT, EBITDA and Adjusted EBITDA to Profit/Loss. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA is defined as EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect foreign exchange differences, increases (decreases) on revaluation of investment properties and gains or (losses) from indexation. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of revenues.

www.cencosud.cl

Paulmann, Mr. Peter Paulmann and Mrs. Heike Paulmann. The Shareholders Meeting also elected members representing the countries where Cencosud has operations: Mr. Cristian Eyzaguirre (Chilean), Mr. Roberto Philipps (Argentine), Mr. Erasmo Wong (Peruvian) and Mr. Julio Moura (Brazilian). The Board group also includes two representatives of minorities’ shareholders elected by the votes of AFP (Chilean Pension Funds): Mr. David Gallagher and Mr. Richard Büchi.

As of March 31, 2013 the Ownership Structure of the Company was:

22.6%

0.6%

16.0%

60.8%

Controlling Family

Pension Funds

ADS

Others

Retail Market Commentary

Chile

In Chile, Cencosud’s largest market, consumer confidence remained strong, with the IPEC consumer confidence index (IPEC, Indice de Percepcion de la Economia published by Adimark) ending the month of April at 59.2 points. This is the 11th straight month with results higher than 50 points, the longest period of high consumer confidence in the decade. This trend reflects Chile’s positive GDP growth, dynamic labor market and real wage increases. Central bank figures continue to show resilient economic growth, forecasting GDP to expand between 4.5% and 5.5% in 2013 while inflation expectations have remained stable within the bank´s target, around 3% per year. This positive sentiment has trickled down to the retail sector, with supermarket sales, as measured by the ISUP index (ISUP, Indice de Ventas de Supermercados) posting gains of 12.6% YoY in December 2012 in real terms.

Argentina

Argentina’s retail sector continues to be impacted by higher inflation, as well as price freezes in the supermarket segment. According to the INDEC (Instituto Nacional de Estadistica y Censos), inflation for the period stood at 10.6%. Private estimates differ from these findings and place inflation for 2013 at 25% - 30% and have lower GDP numbers. Nevertheless, supermarket sales posted resilient results as per INDEC with a 22.5 % YoY growth (current prices) in February 2013, the most recent data available. Even in the current challenging environment, Cencosud was able to grow its supermarket SS ticket by 22.1%, despite a drop of 5.8% in the number of tickets. The home improvement division also performed well with SSS rising more than 25%.

The supermarkets industry in Argentina was affected by two continuous periods of price freezes. The first period, which fixed prices for all products, lasted 60 days starting on February 1st. The second period will end on May 31st, with prices frozen for all products except premium and imported goods. The new and third period of price freezes will last for another 60 days and will be limited to a basket of basic products, which represents less than 2% of Cencosud’s total sales in Argentina.

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Brazil

The government of Brazil, the largest economy in Latin America, has provided support to its economy in the shape of several pro-growth policies, many of which target the consumer directly. According to data from IBGE (*Instituto Brasileiro de Geografia e Estatistica*) nominal revenue in the retail sector rose 11.7%, in the twelve-month period through March 2013. For the supermarket sector, sales rose 6.4% in the 12 months through March 2013. This positive trend can be seen in Cencosud's supermarket SSS, which rose 2.3%. Looking ahead to 2013, economists surveyed by Brazil's Central Bank in February 2013 forecast growth rising to 3% in 2013.

Peru

Peru continues to show a healthy economy and retail sector, with Consumer Confidence as measured by APOYO Consultoria hitting 56 points in March. Market surveys conducted by the Central Bank show that economic growth is expected to be 6.2% for the year, and inflation has remained stable at 2% in March 2013.

Colombia

In the first quarter of 2013, Colombia's Central Bank estimated GDP growth at 2.8%. Retail sales in large outlets like supermarkets have underperformed the overall economy, growing 0.9% in February on a YoY comparison according to the Colombian statistics agency DANE (*Departamento Administrativo Nacional de Estadistica*). This factors combined with the clearing of old Carrefour inventory, led to a 7.7% decrease in supermarket SSS.

Financial Results

All figures are in Chilean pesos (CLP), except as otherwise provided, and presented in accordance with International Financial Reporting Standards (IFRS). Variations (%) refer to the comparison between 1Q2013 and 1Q2012. Due to the Supreme Court ruling, the Financial Statements published in Cencosud's 20-F filing with the SEC are not the same as the one reported in Chile to the local regulator, the SVS. The statements in the 20-F incorporate the CLP 20,000 million provision related to the Supreme Court decision, while in Chile, this provision is included in the 1Q13 financial statements. The figures in this press release are based on the Chilean financial statements.

The figures and variations (%) expressed in USD were converted from Chilean pesos based on end-of-period exchange rates of CLP 487.4 and CLP 472.0 as of 1Q12 and 1Q13, respectively.

The exchange rates at the end of March 2013 and March 2012, and the variations between 1Q2013 and 1Q2012 are:

Exchange Rate	31/03/2013	31/03/2012	% change Mar. 2013 vs. Mar. 2012
CLP / USD	472,0	487,4	-3,2%
CLP / AR$	92,2	111,4	-17,2%
CLP / Colombian	0,3	0,3	-3,7%
CLP / Peruvian Nuevo Sol	182,4	183,4	-0,5%
CLP / Brazilian Real	233,9	267,6	-12,6%

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www.cencosud.cl

cencosud

Overview 1Q13


Revenues (in USD MM)
4.450
5.229
4.379
4.647
5.377
1Q12 1Q13
2Q12 2Q13
3Q12 3Q13
4Q12 4Q13


Adjusted EBITDA (in USD MM)
298
324
268
326
463
1Q12 1Q13
2Q12 2Q13
3Q12 3Q13
4Q12 4Q13

Figures in USD MM	1Q 2013	1Q 2012	Change (%)
Revenues	5.229	4.450	17,5%
Chile	1.957	1.705	14,8%
Brazil	1.078	1.133	-4,9%
Argentina	1.286	1.235	4,2%
Peru	395	355	11,4%
Colombia	513	22	2212,8%
Operating Results	249	273	-8,9%
Net Income	43	112	-61,9%
Stores	1.085	906	19,8%
Selling Space (m^2)	4.082.782	3.299.914	23,7%
Employees (full time-basis)	153.922	139.080	10,7%

Consolidated Performance

Revenues

	First Quarter				
	USD MM	CLP MM as of March 31st			USD
	2013	2013	2012	Δ%	Δ %
Revenues	**5.229**	**2.468.439**	**2.168.909**	**13,8%**	**17,5%**
Supermarkets	3.946	1.862.527	1.615.903	15,3%	**19,0%**
Home Improvement	592	279.240	259.320	7,7%	**11,2%**
Department Stores	435	205.542	184.480	11,4%	**15,1%**
Shopping Centers	93	44.013	32.812	34,1%	**38,5%**
Financial Services	154	72.513	72.450	0,1%	**3,4%**
Others	10	4.604	3.945	16,7%	**20,5%**

Consolidated revenues were CLP 2,468 billion in the first quarter of 2013, compared with CLP 2,169 billion in the first quarter of 2012, a 14% increase YoY. This increase was driven by the acquisition of the Colombian supermarket operation, revenues from Osorno and Costanera Shopping centers, positive SSS across almost all lines of business and the increase of 24% in selling area in 1Q13 versus the same period last year. These factors were partially offset by the impact of currency movements, which reduced the CLP revenue from our Brazilian and Argentinean operations.

- Supermarket revenues in 1Q13 increased 15.3% YoY, reaching CLP 1,863 billion, driven by the consolidation of Supermarkets Colombia, positive SSS and the net opening of 73 new supermarkets in the region since March 2012. Total supermarket selling space rose 9%, excluding the acquisition of Carrefour, and 35% including supermarkets in Colombia.
- Home Improvement revenues increased 7.7% YoY, reaching CLP 279 billion in 1Q13. The growth reflects a 7.2% SSS increase in Chile and the net opening of two Easy stores. The results were partially offset by lower revenues from Colombia, due to the appreciation of the Chilean peso and the impact of competition in Colombia, which resulted in low single digit negative SSS.

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- Department Store revenues totaled CLP 206 billion, +11.4% YoY, driven by a strong performance of Chilean operations. Paris and Johnson had sales growth of 10.3% and 18.0% respectively, and a SSS increase of 4.9% (including Johnson), while Paris Peru contributed CLP 148 million of sales in 1Q13 reflecting 6 days of operation. Sales rose despite the closing of 11 FES stores during 2012 and one Johnson store (Johnson Oeste) in the first half of March 2013.
- Shopping Center revenues grew 34.1% YoY, reaching CLP 44 billion driven by two new shopping malls in Chile (Costanera and Osorno), the continuing development of the shopping center business in Peru and the inclusion of Colombian real estate operations.
- Financial Services operations remained stable with revenues rising 0.1% YoY, to CLP 73 billion, reflecting the integration of Colombian financial services and higher revenues from Peru, offset by lower revenues from Chile as the average portfolio (last twelve month) decreased in size.

Revenues by Business[3]


Revenues as of March 31st 2013
1,8%
2,9%
8,3%
11,3%
75,6%
Supermarkets
Home Improvement
Department Stores
Shopping Centers
Financial Services


Revenues as of March 31st 2012
1,5%
3,3%
8,5%
12,0%
74,6%
Supermarkets
Home Improvement
Department Stores
Shopping Centers
Financial Services

Gross Margin

	First Quarter				
	USD MM	CLP MM as of March 31st			USD
	2013	2013	2012	Δ %	Δ %
Gross Profit	**1.460**	**688.979**	**602.802**	**14,3%**	**18,0%**
Supermarkets	965	455.363	396.732	14,8%	18,5%
Home Improvement	191	90.161	81.398	10,8%	14,4%
Department Stores	118	55.723	47.423	17,5%	21,3%
Shopping Centers	81	38.078	27.712	37,4%	41,9%
Financial Services	97	45.901	45.990	-0,2%	3,1%
Others	8	3.753	3.546	5,8%	9,3%
Gross Margin (%)	**27,9%**	**27,9%**	**27,8%**		

Gross margin for the quarter was almost flat at 27.9% in 1Q13, as improved margins in Shopping Centers, Home Improvement and Department Store divisions. The aforementioned results were offset by lower margins from the Supermarket division due to the consolidation of the Colombian operation, partially compensated by higher results from Chile, Argentina and Brazil.

[3] Net revenues do not include revenues from the "Other" segment.

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Cencosud Gross Margin Evolution

27,9% 27,8% 28,4% 28,4% 29,0%

1Q’13 1Q’12 2Q’13 2Q’12 3Q’13 3Q’12 4Q’13 4Q’12

Gross Margin4 by Business

Supermarkets Gross Margin Evolution

Department stores Gross Margin Evolution

24,4% 24,6% 24,9% 24,8% 25,3% 27,1% 25,7% 29,6% 24,7% 28,3%

1Q’13 1Q’12 2Q’13 2Q’12 3Q’13 3Q’12 4Q’13 4Q’12 1Q’13 1Q’12 2Q’13 2Q’12 3Q’13 3Q’12 4Q’13 4Q’12

Home Improvement Gross Margin Evolution

Shopping Centers Gross Margin Evolution

32,3% 31,4% 31,4% 33,4% 35,7% 86,5% 84,5% 86,4% 85,6% 85,9%

1Q’13 1Q’12 2Q’13 2Q’12 3Q’13 3Q’12 4Q’13 4Q’12 1Q’13 1Q’12 2Q’13 2Q’12 3Q’13 3Q’12 4Q’13 4Q’12

Supermarkets gross margin was 24.4% in 1Q13 from 24.6% in 1Q12, mainly due to the integration of supermarkets in Colombia, which is the supermarket operation with the lowest gross margin of the region (19.5%). The gross margin of supermarket operation excluding Colombia reached 25.1%, an increase of 58 bps. The Brazilian improvement reflects the negotiations with suppliers, partially offset by a higher shrinkage compared to 1Q12. The Chilean operation improvement also reflects a better mix of product sold mainly in Jumbo stores.

Home Improvement gross margin increased to 32.3% in 1Q13 from 31.4% in 1Q12 due to the improvement in the Chilean and Argentine operations, partially offset by a lower margin in Colombia. In the case of Chile, the increase was due to a better performance, particularly in the retail segment. In the case of Argentina, the improvement is related to the Company’s success in increasing volumes and the contribution of imported products. Finally, the Colombian gross margin was affected by higher competition related to more promotions.

Department Stores gross margin increased from 25.7% in 1Q12 to 27.1% in 1Q13 reflecting a better performance of Paris Stores and Johnson. Johnson continues to show progress in its integration with Paris, and its margin improved 758 bps, to 29.7% in 1Q13, from 22.1% a year earlier. Paris stores gross margin in Chile also increased from 26.3% in 1Q12 to 26.7% in 1Q13 reflecting better inventory management and a better transition between summer and autumn seasons, primarily in the clothing departments.

Shopping Centers gross margin increased to 86.5% from 84.5% in 1Q12, mainly due to the increased participation of the Chilean shopping business and the integration of the Colombian real estate operation. In the case of Argentina, gross profit had a 1% increase YoY, even with the 17% depreciation of the Argentine peso against the Chilean peso.

4 Gross profit does not include gross profit from the “Other” segment.

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- Financial Services posted a slight decrease in gross margin, reaching 63.3% in 1Q13 versus 63.5% in 1Q12, reflecting lower margins in both Argentina and Chile. This impact was partially offset by Peruvian operations, which increased gross margin to 29.6% in 1Q13 from 24.8% in 1Q12.


Gross Profit as of March 31st 2013
6,7%
5,6%
8,1%
13,2%
66,5%
Supermarkets
Home Improvement
Department Stores
Shopping Centers
Financial Services


Gross Profit as of March 31st 2012
7,7%
4,6%
7,9%
13,6%
66,2%
Supermarkets
Home Improvement
Department Stores
Shopping Centers
Financial Services

Selling, General and Administrative Expenses (SG&A)

	First Quarter				
	USD MM	CLP MM as of March 31st			USD
	2013	2013	2012	Δ %	Δ %
SG&A expenses	**-1.266**	**-597.549**	**-483.892**	**23,5%**	**27,5%**
Supermarkets	-828	-390.952	-323.446	20,9%	24,8%
Home Improvement	-147	-69.351	-60.675	14,3%	18,0%
Department Stores	-124	-58.440	-51.181	14,2%	17,9%
Shopping Centers	-20	-9.451	-7.626	23,9%	28,0%
Financial Services	-95	-44.744	-22.545	98,5%	104,9%
Others	-52	-24.613	-18.418	33,6%	38,0%
SG&A Margin (%)	**-24,2%**	**-24,2%**	**-22,3%**		

SG&A expenses in 1Q13 were CLP 597,549 million, a 23.5% increase YoY, reflecting the Company's increased revenues and the consolidation of the Colombian supermarket operation. Excluding the previously mentioned effect, SG&A expenses increased 14% versus the previous year. The increase in SG&A also reflects the CLP 20,000 million provision related to the Supreme Court ruling, the start up of Department Store operation in Peru and the increase in personnel expenses in supermarkets division, which is explained by higher salaries in real terms and headcount for the recently 73 opened stores that have not yet reached maturity.


SG&A Expenses as of March 31st 2013
7,8%
1,6%
10,2%
12,1%
68,2%
Supermarkets
Home Improvement
Department Stores
Shopping Centers
Financial Services


SG&A Expenses as of March 31st 2012
1,6%
4,8%
11,0%
13,0%
69,5%
Supermarkets
Home Improvement
Department Stores
Shopping Centers
Financial Services

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Operating Income

	First Quarter				
	USD MM	CLP MM as of March 31st			USD
	2013	2013	2012	Δ %	Δ %
Operating Income	**249**	**117.409**	**133.091**	**-11,8%**	**-8,9%**
Supermarkets	143	67.481	74.563	-9,5%	-6,5%
Home Improvement	44	20.851	20.779	0,3%	3,6%
Department Stores	-6	-2.682	-3.663	-26,8%	-24,4%
Shopping Centers	90	42.334	41.076	3,1%	6,4%
Financial Services	2	1.172	23.445	-95,0%	-94,8%
Others	-25	-11.748	-23.110	-49,2%	-47,5%
Operating Margin (%)	**4,8%**	**4,8%**	**6,1%**		

Operating income in 1Q13 was CLP 117,409 million, an 11.8% decrease YoY. Excluding revaluation of assets and the provision effects, operating income grew 10.4% YoY, reflecting the better performance of the shopping center and department stores divisions.

Operating Income [5] by Business


Operating Income as of March 31st 2013
32,8%
0,9%
52,2%
16,1%
-2,1%
Supermarkets
Home Improvement
Department Stores
Shopping Centers
Financial Services


Operating Income as of March 31st 2012
15,0%
47,7%
26,3%
13,3%
-2,3%
Supermarkets
Home Improvement
Department Stores
Shopping Centers
Financial Services

- Supermarket operating income was CLP 67,481 million in 1Q13; compared with CLP 74,563 million in 1Q12, a 9.5% decrease YoY. The Company posted lower results from its Argentinean and Brazilian operations, affected by the devaluation of local currencies against Chilean peso of 17.2% and 12.6% respectively. Additionally, Argentina operating income fell due to higher expenses related to services (security, cleaning, etc.) and Brazil due to higher salary expenses. Finally, the consolidation of Colombia with an operating loss of CLP 413 million lowered the division's operating income. This was partially offset by a better performance of our Chilean operations as a result of an excellent performance of Jumbo and an improved performance from Santa Isabel.
- Home Improvement operating income was CLP 20,851 million in 1Q13, an increase of 0.3% YoY, primarily due to better results from Chile partially offset by lower results from the Argentine and Colombian operations. Foreign subsidiaries were affected by the appreciation of the Chilean peso against other Latin American currencies. Additionally, Argentina's lower operating result reflects higher service expenses (expenses related to security, cleaning, among others).
- Department Stores operating loss decreased to CLP 2,682 million in 1Q13 from CLP 3,663 million in 1Q12. The result reflects a better performance from Johnson stores in Chile versus the previous year as a consequence of the integration with Paris stores. In the case of Peru, the Company registered all the costs associated with the start of operations of five stores by the end of 2013, but booked only six days of revenue.

[5] Operating income Graphics does not include income from the "Other" segment, Other income by function and Other gain (losses).

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- Shopping Center operating income increased 3.1% in 1Q13 versus 1Q12, reaching CLP 42,334 million, thanks to higher operating income in Chile and the consolidation of real estate assets in Colombia, partially offset by a lower revaluation of assets. Excluding the revaluation of assets effect, shopping center operating income increased 43% in 1Q13 versus 1Q12.
- Financial Services operating income decreased 95% due to a lower margin from Chile explained by the CLP 20,000 million provision related to the Supreme Court ruling this April 24, 2013, and a smaller loan portfolio compared to the same period in 2012. Excluding the one-off of the provision, operating income decreased 10% reflecting the lower profitability from Chile and the buildup of the portfolio in Peru.

Non-Operating Income[6]

	First Quarter			
	USD MM	CLP MM as of March 31st		
	2013	2013	2012	Δ %
Non-Operating Income	**-153**	**-72.165**	**-47.904**	**50,6%**
Participation in profit or loss of equity method associates	3	1.356	1.100	23,2%
Net Financial Costs	-145	-68.395	-46.977	45,6%
Income (loss) from foreign exchange variations	-5	-2.283	6.619	-134,5%
Result of indexation units	-6	-2.843	-8.647	-67,1%

In 1Q13, the Company registered a non-operating loss of CLP 72,171 million, compared to a non-operating loss of CLP 47,904 million in 1Q12. This result was mainly due to higher financial costs due to higher financial debt (JPMorgan bridge loan and bond issuance) as a consequence of Colombian supermarket acquisition and losses from foreign exchange variations.

Net Income

Net income for the quarter was CLP 20,063 million, a 63% decrease versus CLP 54,415 million recorded in 1Q12 primarily due to higher financial costs related to a higher debt (bridge loan took to pay Colombian supermarket acquisition, partly refinanced with bond issuance in December 2012 and finally paid on March 15th after the capital increase), lower operating income, due to a lower revaluation of assets versus 1Q12 and higher SG&A (partly as a result of the provision), as well as higher losses from foreign exchange variations. Excluding the provision and the revaluation of assets effect, net income decreased 21% YoY.

[6] Non-Operating Income includes "Participation in profit or loss of equity method associates" that was previously included in Operating Income. The Chilean Superintendence of Securities and Insurance, "*Superintendencia de Valores y Seguros*" or SVS, published a new model presentation of financial Statements 2012, on March 21 2012, where by Operating Results now includes Other Gain (Losses)

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Cencosud S.A. and subsidiaries

Reconciliation of Unaudited condensed interim consolidated statements of income by function

	For the three month period ended March 31	
	2013	2012
	ThCLP	ThCLP
Reconciliation of Statement of integral income		
Net income reported in Chile	20,205,451	56,875,460
Plus: Litigation Provisioning (*)	20,000,000	-
Net income as adjusted	40,205,451	56,875,460
Basic earnings per share	7.9	24.0
Basic earnings per share as adjusted	15.7	24.0

(*)Class action lawsuit against the company "Cencosud Administradora de Tarjetas SA" filed in December 2006, whose non-appealable final judgment was notified by the First Chamber of the Supreme Court of Chile, dated April 24, 2013. This is a preliminary estimate of the provision and still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court. The ruling requires the company to reimburse cardholders for excess maintenance fees charged since 2006 plus inflation adjustment and interest. For purposes of Chilean regulatory reporting, this amount has been recognized in the Statements of Integral Income by function as of March 31, 2013, under the line "Other expenses by function in the Financial Statements reported in Chile. For purposes of filing with the Securities and Exchange Commission, this amount was already included in the financial statements as of and for the year ended December 31, 2012 presented under Form 20-F.

EBITDA

	First Quarter				
	USD MM	CLP MM as of March 31st			USD
	2013	2013	2012	Δ%	Δ %
EBITDA	**342**	**161.351**	**164.158**	**-1,7%**	**1,5%**
Supermarkets	215	101.300	94.494	7,2%	10,7%
Home Improvement	54	25.609	25.011	2,4%	5,7%
Department Stores	7	3.203	2.389	34,1%	38,5%
Shopping Centers	94	44.571	42.623	4,6%	8,0%
Financial Services	4	2.107	24.021	-91,2%	-90,9%
Others	-33	-15.439	-24.380	-36,7%	-34,6%
EBITDA Margin (%)	**6,5%**	**6,5%**	**7,6%**		

Consolidated EBITDA for the quarter decreased 1.7% reaching CLP 161,351 million, compared to CLP 164,158 million in 1Q12 mainly due to a lower EBITDA coming from our financial service division, affected by the CLP 20,000 million provision. Excluding this provision, EBITDA for the quarter would have been CLP 181,351 million, an increase of 10.5%.

- Supermarkets EBITDA was CLP 101,300 million in 1Q13, in comparison to CLP 94,494 million in 1Q12, a 7.2% increase YoY, as a result of an improvement in Chilean supermarket operations and the consolidation of supermarkets Colombia. These factors were partially offset by lower results from the Argentine and Brazilian operations related to the depreciation of local currencies against the Chilean peso, as well as higher SG&A mainly from higher service expenses in Argentina and labor costs across all the countries, as well as the consolidation of Colombian operations.

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- Home Improvement EBITDA reached CLP 25,609 million in 1Q13, a 2.4% increase versus the same period in 2012, reflecting a better performance in Chile due to sales growing at a faster rate than costs, partially offset by a decrease in Argentina due to the depreciation of the Argentine peso against Chilean peso, and a weaker contribution from Colombia as competition in the sector grew.
- Department Store EBITDA reached CLP 3,203 million in 1Q13, reflecting a better performance from the Chilean operations which increased its EBITDA contribution by 86.4% YoY. The strong result in Chile was partially offset by an EBITDA loss of Paris Peru, , reflecting full quarter of cost associated with the opening of five stores, with only 6 days of revenues contribution.
- Shopping Center EBITDA reached CLP 44,571 million in 1Q13, a 4.6% increase versus the same period in 2012, mainly due to a higher EBITDA from Chile and the contribution from the Colombian real estate division, partially offset by weaker performance in Argentina and Peru. Excluding the revaluation of assets effect, shopping center's adjusted EBITDA reached CLP 30,943 million, a 43% increase.
- Financial Service EBITDA reached CLP 2,107 million in 1Q13, a 91% decrease versus 1Q12 mainly because of the CLP 20,000 million provision. Excluding the one-off effect, the EBITDA from financial service division decreased 8% YoY.

Analysis by Business and Country

Hypermarkets & Supermarkets

SUPERMARKETS SELLING SPACE
Square Meters
as of March 31st

	N° of Stores	Selling space	% leased
Chile	173	240.025	62%
Argentina	265	361.202	53%
Peru	73	170.331	47%
Brazil	170	379.315	98%
Colombia	75	426.975	13%
Total	756	1.577.847	

HYPERMARKETS SELLING SPACE
Square Meters
as of March 31st

	N° of Stores	Selling space	% leased
Chile	44	287.583	27%
Argentina	24	155.729	8%
Peru	14	90.705	43%
Brazil	36	136.899	81%
Colombia	21	4.065	100%
Total	139	674.980	

OTHERS SELLING SPACE
Square Meters
as of March 31st

	N° of Stores	Selling space	% leased
Chile	0	0	0%
Argentina	0	0	0%
Peru	0	0	0%
Brazil	147	17.744	100%
Colombia	79	13.692	14%
Total	226	31.436	

Chile

CHILE – HYPERMARKETS & SUPERMARKETS*

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	2,6%						
	2012	6,6%	5,0%	5,2%	2,8%	5,8%	5,6%	4,8%
	2011	5,4%	4,4%	4,6%	4,6%	4,9%	4,8%	4,7%
N° Same Store Tickets								
	2013	-3,6%						
	2012	9,2%	-2,5%	-1,9%	-4,1%	3,3%	1,5%	0,0%
	2011	4,7%	-2,2%	-3,6%	-2,5%	1,2%	-0,5%	-1,1%
SS Average Ticket Nominal								
	2013	6,4%						
	2012	-2,4%	7,6%	7,2%	7,3%	2,4%	4,0%	4,8%
	2011	0,7%	6,7%	8,5%	7,3%	3,7%	5,3%	5,8%

** Measured in local currency*

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Gross Margin Evolution Supermarkets
Chile
24,6%
23,3%
24,1%
23,9%
25,2%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Argentina

ARGENTINA – HYPERMARKETS & SUPERMARKETS

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	15,0%						
	2012	22,3%	19,2%	17,7%	15,9%	20,6%	19,6%	18,5%
	2011	23,8%	23,0%	22,9%	22,8%	23,4%	23,2%	22,5%
N° Same Store Tickets								
	2013	-5,8%						
	2012	-0,8%	-0,8%	-1,3%	1,6%	-0,8%	-2,0%	-0,5%
	2011	-4,7%	-4,9%	-4,3%	-2,4%	-4,8%	-4,6%	-4,1%
SS Average Ticket Nominal								
	2013	22,1%						
	2012	23,3%	20,2%	19,3%	14,2%	21,6%	22,0%	19,0%
	2011	29,8%	29,4%	28,5%	25,8%	29,6%	29,2%	28,3%

** Measured in local currency*


Gross Margin Evolution Supermarkets
Argentina
29,9%
29,4%
30,0%
29,2%
29,3%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Brazil

BRAZIL – HYPERMARKETS & SUPERMARKETS

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	2,3%						
	2012	2,6%	1,7%	-2,8%	0,5%	2,2%	0,5%	0,5%
	2011	4,6%	3,5%	0,0%	-0,3%	4,0%	2,5%	1,4%
N° Same Store Tickets								
	2013	-7,7%						
	2012	-3,1%	-4,4%	-6,1%	-5,2%	-3,7%	-4,5%	-4,7%
	2011	-2,0%	5,7%	0,9%	-12,9%	1,8%	1,5%	-4,4%
SS Average Ticket Nominal								
	2013	10,9%						
	2012	5,9%	6,4%	3,6%	6,0%	6,1%	5,2%	5,4%
	2011	6,7%	-2,1%	-0,9%	14,4%	2,2%	1,0%	6,2%

** Measured in local currency*
***Figures from 1Q13 includes revenues SSS from Prezunic.*

Brazilian supermarket operation SSS including Prezunic for 1Q13 was 2.3% compared with 1.0% in 4Q12 and -1.4% in 3Q12, showing the progress of the consolidated Brazilian operation.

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Gross Margin Evolution Supermarkets
Brazil
22,2%
22,0%
21,6%
21,9%
21,3%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Peru

PERU – HYPERMARKETS & SUPERMARKETS

		Q1	Q2	Q3	Q4	6M	9M	12M
Nominal Same Store Sales								
	2013	1,0%						
	2012	8,6%	4,3%	1,8%	2,8%	6,4%	4,8%	4,2%
	2011	1,7%	4,5%	10,4%	8,7%	3,1%	5,6%	6,5%
N° Same Store Tickets								
	2013	-3,7%						
	2012	1,5%	0,2%	-1,2%	0,8%	0,8%	0,1%	0,2%
	2011	-2,2%	-1,8%	0,0%	0,8%	-2,0%	-1,3%	-0,8%
SS Average Ticket Nominal								
	2013	4,9%						
	2012	7,0%	4,1%	3,1%	2,0%	5,5%	4,7%	4,0%
	2011	3,9%	6,5%	10,4%	7,8%	5,2%	7,0%	7,3%

** Measured in local currency*


Gross Margin Evolution Supermarkets
Peru
23,8%
23,9%
24,4%
24,2%
26,7%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Colombia

The Colombian supermarket operation had a SSS decrease of 7.7% in 1Q13 compared with 1Q12, reflecting a 2.4% decrease in the number of same store tickets and a 5.4% decrease of same store average ticket nominal. This is mainly explained by the stock clearance of the inventory inherited from Carrefour.

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Home Improvement Stores

HOME IMPROVEMENT SELLING SPACE
Square Meters
as of March 31st

	N° of Stores	Selling space	% leased
Chile Easy	31	299.806	3%
Argentina Easy	39	375.239	28%
Argentina Blaisten	8	13.639	25%
Colombia Easy	4	37.060	75%
Total	82	725.744	

Chile

EASY CHILE – HOME IMPROVEMENT*

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	7,2%						
	2012	3,1%	7,8%	8,6%	6,2%	5,3%	6,4%	6,3%
	2011	11,2%	1,7%	1,6%	4,8%	6,4%	4,9%	4,9%
N° Same Store Tickets								
	2013	0,5%						
	2012	0,9%	-0,1%	1,6%	-2,3%	0,4%	0,8%	0,0%
	2011	11,0%	5,1%	5,8%	5,2%	8,0%	7,3%	6,7%
SS Average Ticket Nominal								
	2013	6,6%						
	2012	2,1%	7,9%	6,9%	8,7%	4,9%	5,5%	6,4%
	2011	0,2%	-3,2%	-4,0%	-0,4%	-1,5%	-2,3%	-1,7%

** Measured in local currency*


Gross Margin Evolution
Home Improvement Stores - Chile
26,8%
26,1%
26,3%
27,9%
34,0%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Argentina

EASY ARGENTINA – HOME IMPROVEMENT

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	25,3%						
	2012	30,0%	31,0%	28,3%	19,5%	30,5%	29,7%	26,6%
	2011	28,0%	26,2%	34,2%	38,3%	27,1%	29,7%	32,3%
N° Same Store Tickets								
	2013	-3,4%						
	2012	2,8%	4,4%	-0,5%	-8,7%	3,6%	2,2%	-8,6%
	2011	1,1%	1,5%	5,0%	10,0%	1,3%	2,6%	4,6%
SS Average Ticket Nominal								
	2013	29,8%						
	2012	27,0%	25,5%	29,0%	30,8%	26,0%	27,0%	38,5%
	2011	26,6%	24,3%	27,8%	25,8%	25,5%	26,4%	26,5%

** Measured in local currency.*
SSS excludes Blaisten.

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Gross Margin Evolution
Home Improvement Stores - Argentina
36,8%
35,3%
35,2%
37,2%
37,3%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Colombia

EASY COLOMBIA – HOME IMPROVEMENT

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	-3,5%						
	2012	11,2%	5,3%	10,2%	-7,6%	8,3%	8,9%	4,1%
	2011	6,7%	12,1%	11,6%	13,9%	10,3%	10,8%	11,8%
N° Same Store Tickets								
	2013	-0,7%						
	2012	5,9%	2,3%	3,9%	-6,6%	4,1%	4,0%	1,0%
	2011	-10,9%	-10,3%	-5,5%	-2,0%	-10,5%	-8,5%	-6,5%
SS Average Ticket Nominal								
	2013	-2,8%						
	2012	5,0%	3,0%	6,0%	-1,0%	4,0%	4,7%	3,1%
	2011	19,8%	24,9%	18,0%	16,2%	23,2%	21,1%	19,6%

** Measured in local currency*


Gross Margin Evolution
Home Improvement Stores - Colombia
25,0%
26,2%
25,6%
26,5%
28,5%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Department Stores

DEPARTMENT STORE SELLING SPACE
Square Meters
as of March 31st

	N° of Stores	Selling space	% leased
Chile Paris	39	260.785	62%
Chile Johnson	38	112.546	97%
Peru Paris	1	5.541	0%
Total	78	378.872	

Department Store net revenues for the quarter were CLP 205,542 million, up 11.4% YoY. This growth is mainly due to a 10.3% and 18% increase in our Paris and Johnson stores in Chile respectively, in addition to four Paris stores openings in Chile since 1Q12, growth of 4.9% in SSS including Johnson, and the start of Paris store operations in Peru which contributed with CLP 148 million in 1Q13.

DEPARTMENT STORES

Nominal Same Store Sales I		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	4,9%						
	2012	9,4%	5,5%	5,2%	2,7%	7,3%	6,6%	5,3%
	2011	17,9%	-1,9%	3,5%	4,7%	6,4%	5,4%	5,2%
N° Same Store Tickets								

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	2013	4,1%						
	2012	3,3%	-0,6%	-0,1%	0,1%	1,4%	0,9%	0,6%
	2011	17,4%	2,0%	-0,3%	-0,1%	9,4%	6,0%	3,9%
SS Average Ticket Nominal								
	2013	0,8%						
	2012	5,7%	6,2%	5,3%	2,6%	5,9%	5,6%	4,7%
	2011	0,4%	-3,9%	3,8%	4,8%	-2,7%	-0,5%	1,2%

** Measured in local currency*
*** SSS excludes all brands of Eurofashion.*
**** SSS includes Johnson since 1Q13*

Gross profit for the quarter increased 17.5% YoY, to CLP 55,723 million. In Chile, gross margin increased to 27.1% in 1Q13, from 25.7% in 1Q12, as a result of the improvement of both Paris and Johnson operations, which registered a gross margin of 26.7% and 29.7% respectively in 1Q13 versus 26.3% and 22.1% in 1Q12.


Gross Margin Evolution
Department Stores - Chile
27,1%
25,7%
29,6%
24,7%
28,3%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Department Store operating loss in 1Q13 was CLP 2,682 million, compared with CLP 3,663 million in 1Q12 reflecting the progress being made in the unit . This variation comes from a 43% reduction in operating losses from Johnson stores, reflecting an improvement in Johnson's integration, partially offset by negative operating income from Paris in Peru, which has recently started its operations and contributed with a negative operating income of CLP 1,252 million in 1Q13.

Department Store EBITDA reached CLP 3,203 million, a margin of 1.6% in 1Q13 versus 1.3% in 1Q12; reflecting a good performance from Chile, with an 86.4% EBITDA increase partially offset by the start-up of operations in Peru.

Shopping Centers

SHOPPING CENTERS LEASED AREA
Square Meters
as of March 31st

	N° Shopping Centers	Selling Space
Chile	11	430.621
Argentina	15	229.474
Peru	3	50.270
Colombia	1	28.614
Total	**30**	**738.978**

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Gross Margin Evolution
Shopping Centers Chile
91,0%
89,2%
96,7%
92,9%
87,3%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12


Gross Margin Evolution
Shopping Centers Argentina
79,2%
79,1%
74,8%
73,1%
83,9%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12


Gross Margin Evolution
Shopping Centers Peru
90,3%
85,5%
84,4%
85,2%
83,2%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Occupancy Rates	1Q13	1Q12
Shopping Argentina	97,3%	98,9%
Shopping Chile	95,0%	97,6%
Shopping Peru	95,5%	94,9%

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Financial Services

Chile[7]

FINANCIAL RETAIL OPERATION

Credit Card Loan Portfolio (MM US$)[8]

	Q1	Q2	Q3	Q4
2013	909			
2012	862	819	859	938
2011	847	881	768	861

Credit Card Provisions / Loans[10]

	Q1	Q2	Q3	Q4
2013	7,90%			
2012	7,60%	7,90%	8,00%	6,90%
2011	7,20%	7,50%	7,50%	7,20%

Credit Card Average loan per customer

	Q1	Q2	Q3	Q4
2013	278.311			
2012	260.853	257.918	256.281	274.998
2011	238.800	241.236	245.951	274.083

Credit Card Write-Offs Net / Loans[11]

	Q1	Q2	Q3	Q4
2013	10,10%			
2012	12,80%	12,20%	12,90%	12,40%
2011	6,50%	7,00%	8,20%	8,90%

Credit Card Write-Offs Net (MM $)

	Q1	Q2	Q3	Q4
2013	10.921			
2012	13.720	25.677	40.391	51.822
2011	6.608	14.231	25.001	36.385

Credit Card Duration (days)

	Q1	Q2	Q3	Q4
2013	128			
2012	148	144	136	128
2011	161	162	158	151

Monthly statements of account issued in Chile (thousands) (Credit card)

	Q1	Q2	Q3	Q4
2013	1.698			
2012	1.759	1.719	1.724	1.717
2011	1.826	1.825	1.819	1.759

**Measured in Thousands.*

BANCO PARIS OPERATION

Bank Loan Portfolio (MM US$)[9]

	Q1	Q2	Q3	Q4
2013	283			
2012	278	265	270	274
2011	316	325	298	270

Bank Provisions / Loans

	Q1	Q2	Q3	Q4
2013	7,10%			
2012	6,30%	6,30%	6,60%	6,90%
2011	6,50%	6,10%	6,10%	6,10%

Bank Average loan per customer ($)

	Q1	Q2	Q3	Q4
2013	995.047			
2012	1.136.057	1.116.993	1.065.828	1.029.487
2011	1.217.444	1.242.053	1.211.094	1.180.913

Bank Write-Offs Net / Loans

	Q1	Q2	Q3	Q4
2013	2,90%			
2012	4,00%	3,70%	3,50%	3,40%
2011	4,50%	4,00%	3,80%	3,60%

Bank Write-Offs Net (MM $)

	Q1	Q2	Q3	Q4
2013	977			
2012	1.357	2.478	3.518	4.472
2011	1.687	3.017	4.233	5.363

[7] Chilean figures do not include Johnson portfolio which amounts roughly USD 5 million.

[8] The loan portfolio and stock of provisions includes 100% of the portfolio in Chile, including CLP 93,777 million of the portfolio sold to Banco Paris as of march, 2013.

9 The Bank's loan portfolio excludes the purchase of the portfolio to the credit card operations.

[10] The ratio Provisions / Loan does not include CLP 3,533 million of anti-cyclical provisions registered in December, which is in accordance with the best practices of the banking industry, and in line with Basil III regulations to anticipate future changes in the macroeconomic environment.

[11] Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period

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cencosud

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hypermarkets – Chile	2013	17,3%			
	2012	18,0%	18,7%	18,5%	19,0%
	2011	20,5%	21,4%	20,4%	19,8%
Supermarkets - Chile	2013	7,4%			
	2012	7,5%	7,8%	8,4%	8,5%
	2011	8,1%	8,6%	7,9%	7,9%
Department stores - Chile	2013	44,5%			
	2012	46,9%	50,0%	50,0%	51,0%
	2011	50,5%	55,8%	52,6%	53,6%
Home Improvement - Chile	2013	19,9%			
	2012	19,6%	19,2%	19,3%	21,3%
	2011	20,7%	21,6%	20,4%	20,5%


Gross Margin Evolution
Financial Services - Chile
61,8%
62,5%
61,4%
61,1%
66,0%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Argentina

Credit Card Loan Portfolio (USD MM)

		March	June	Sep	Dec
Argentina	2013	277			
	2012	239	237	242	271
	2011	185	193	205	243

Credit Card Provisions / Loans (9)

		Q1	Q2	Q3	Q4
Argentina Risk ratio	2013	5,4%			
	2012	6,9%	6,0%	6,0%	6,3%
	2011	8,4%	10,0%	10,1%	7,6%

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Total Retail - Argentina	2013	11,4%			
	2012	9,8%	10,7%	10,6%	12,0%
	2011	8,9%	9,1%	9,8%	11,6%
Hyper/Supermarkets-Arg	2013	9,2%			
	2012	7,9%	8,7%	8,7%	10,0%
	2011	6,8%	7,3%	7,9%	9,1%
Home Improvement - Arg	2013	18,5%			
	2012	16,0%	17,1%	16,5%	19,1%
	2011	14,9%	15,0%	15,3%	18,2%

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Gross Margin Evolution
Financial Services - Argentina
71,5%
74,0%
76,3%
75,1%
69,9%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Peru

Credit Card Loan Portfolio (MM US$)

		Q1	Q2	Q3	Q4
Peru	2013	75			
	2012	44	49	56	72

Credit Card Provisions / Loans

		Q1	Q2	Q3	Q4
Peru Risk ratio	2013	14,5%			
	2012	11,5%	15,5%	13,6%	13,9%

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2013	8.9%			
	2012	7.6%	8.6%	8.3%	8.5%
	2011	5.2%	8.1%	6.8%	7.0%


Gross Margin Evolution
Financial Services - Peru
29,6%
24,8%
-2,2%
42,5%
22,1%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Brazil

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2013	41.7%			
	2012	41.1%	42.3%	42.2%	44.7%
	2011	42.0%	44.0%	44.2%	43.5%

Credit Card Loan Portfolio (M Reales)

		March	June	Sep	Dec
Brazil	2013	449,138			
	2012	425,992	432,652	411,920	454,243
	2011	385,201	405,635	410,605	438,790

Credit Card Provisions / Loans

		Q1	Q2	Q3	Q4
Brazil Risk ratio	2013	6.1%			
	2012	6.4%	7.1%	6.9%	5.8%
	2011	2.8%	3.7%	4.1%	3.9%

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Capex

Cencosud's total proceeds used in investment activities amounted to CLP 106,688 million in 1Q13. Capex related to organic growth in 1Q13 was CLP 97,493 million, compared to CLP 145,228 million in 1Q12.

Store Openings

In 1Q13, the Company had six net openings (excluding the 4 closings of maxi stores in Colombia). In Chile, the Company opened two Santa Isabel supermarkets, and one Jumbo supermarket, and closed one Johnson department store. In Argentina, the Company opened one Jumbo hypermarket, and two Vea supermarkets, while closing one Jumbo hypermarket and one Vea supermarket. In the case of Peru, one supermarket and one Paris department store were opened. Finally, in the case of Brazil the company had one supermarket opening.

	Number of stores		Square Meters	
	Supermarkets	Department Stores	Supermarkets	Department Stores
Chile	3	-1	2.931	-3.859
Argentina	1		-5.486	
Brazil	1		3.355	
Peru	1	1	2.269	5.541
Colombia	-4		-23.939	
	2	-	-20.870	1.682

At the end of March 2013 Cencosud operated 1,055 stores and 30 shopping centers, including supermarkets in Colombia.

The total increase of selling area in 1Q13 is 484,444 sq. meters, after taking into account the remodeling of supermarkets, home improvement, department stores and shopping centers, and including the selling space of Carrefour Colombia.

Balance Sheet Summary

Total assets decreased by CLP 187 billion to CLP 9,487 million compared to December 31, 2012. This decrease is mainly due to the drop in Cash & cash equivalents after the payment of the bridge loan to JP Morgan. Trade receivables and other receivables dropped CLP 68 billion explained by a lower portfolio from our credit card operation, and the Argentine and Brazilian devaluation. The decrease in goodwill shows the effect from the acquisition of Prezunic in Brazil and Carrefour in Colombia. In addition, Property, Plant & Equipment dropped CLP 28,494 million also reflecting the devaluation of foreign currencies.

Financial liabilities decreased CLP 672 billion compared to December 2012, due to the payment of the remaining portion of JPM bridge loan (related to the acquisition of Carrefour) with US 1,500 million of the proceeds from the capital increase (the bridge loan was paid on March 19th, 2013).

Debt Amortization Schedule (USD million)


586
379
397
290
232
259
40
38
820
81
1.281
101
120
121
103
279
50
18
114
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031

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Indebtedness

Historically the main financing sources for the company have been domestic and international capital markets, both debt and equity and bank loans. As of March 31st 2013, liabilities payable (not considering Banco Paris) reached CLP 5,161,880 million, with a reduction compared to December 2012, mainly due to the end of the capital increase in March this year. These transactions are detailed in Note 17 of the consolidated financial statements as of March 31, 2013.

On October 17, 2012 the Company entered into a Bridge Loan of USD 2,500 million with JP Morgan to finance the acquisition of Carrefour Colombia, the second largest supermarket player in the country. On December 6, 2012 the company issued a 10 year Bond 144A Reg-S for USD 1,200 million and an annual coupon rate of 4.875%. The proceeds of this issuance were used to prepay USD 1,000 million of the Bridge Loan with JP Morgan and USD 150 million to prepay the Syndicate Credit "Gbarbosa" which had January 11, 2013 as the original due date. With the pre-payment of this latter credit, the company is free of maintaining the financial covenant Net Debt / EBITDA <4.25 times.

The preemptive rights period of the capital increase approved in the month of November 2012 was concluded in March 14th, 2013 collecting CLP 770.647 million or 98.9% of total offer. On March 25, 2013 was auctioned unsubscribed capital, which between the two operations totaled capital increased in CLP 780,490 million. With the proceeds Cencosud pre-paid the remaining of the bridge loan (USD 1,500 million) on March 19, 2013.

As a consequence of the operations mentioned previously, plus the consolidation of Carrefour Colombia's debt (app. USD 170 million), net financial debt, without considering banking activities increased from CLP 2,439,354 million as of March 31, 2012 to CLP 2,661,006 million for the same period in 2013, which explains the change in the financial ratios.

Financial Ratios[12]

(in times)	Mar-13	Mar-12
Financial debt / Ebitda	3.66	3.57
Financial Expense Ratio	3.09	4.49
Financial Debt / Equity	0.59	0.78
Total Liabilities / Equity	1.26	1.58
Current Assets / Current Liabilities	0.89	0.70

Please note:

- These financial ratios do not necessarily represent financial covenants associated to debt contracts and Bonds, and these are displayed for information purposes only.
- The ratios shown above do not include the assets and liabilities of Cencosud banking activities; therefore the assets and liabilities from banking activities are not considered in the Company's financial covenants.
- EBITDA used in the calculation of these ratios only consider the month of December to January of Jumbo supermarket operations in Colombia. According to the Company's debt contracts, the covenants which have an EBITDA calculation have to be adjusted incorporating the pro-forma EBITDA of a year of Jumbo operations in Colombia.

The Company's liquidity presents a raise compared to December 2012, going from 0.70 times to 0.89 times the ratio "Current Assets/Current Liabilities" and the acid test maintains in 0.48 times.

[12] The financial indicators set out do not mean they are 100% associated to financial covenants of our debt agreements and bonds. According to our debt agreements the company does not consider assets and liabilities of the banking operations.

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Interest rate risk

As of March 31, 2013, including the cross currency swaps, 58% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 100% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company's hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Risks in foreign currency exchange rates

In the countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. Accordingly, the majority of the Company's debt is denominated in local currencies. As of March 31, 2013, roughly 43% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 65% was covered using Cross Currency Swaps or other Exchange rate hedges. The policy of the company consists of covering the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency through market instruments designed for such purposes. With respect to the latter, if we look at the hedges of exchange rate hedging, not only cross currency swaps, but forwards (mainly associated short-covering as was the bridge loan with JP Morgan), the Company's exposure to the US dollar is 15% of the total debt of the Company.

Cash Flow Summary

as of March 31st 2013 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	6.895	-77.477	9.795	-60.787
Shopping Centers	19.962	-17.591	-5.009	-2.637
Home Improvement	1.637	-3.980	-2.318	-4.661
Department Stores	10.065	-4.516	-21.345	-15.796
Financial Service	-28.424	-14.581	27.678	-15.327
Others	-19.241	11.456	9.118	1.333
Consolidated	-9.105	-106.688	17.919	-97.875

as of March 31st 2012 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	10.608	-170.549	119.896	-40.045
Shopping Centers	34.234	-49.409	13.306	-1.869
Home Improvement	1.017	-8.472	6.542	-913
Department Stores	-3.233	-18.957	26.493	4.302
Financial Service	-9.694	-162	5.805	-4.051
Others	-8.833	-1.225	9.662	-396
Consolidated	24.099	-248.774	181.703	-42.972

Cash flows for quarter ended March 31, 2012 compared to quarter ended March 31, 2012

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a negative net cash flow of CLP 97,875 million for the quarter ended March 31, 2013 compared to a negative net cash flow of CLP 42,972 million for the quarter ended March 31, 2012.

Operating activities: Our net cash flows from operations decreased to CLP (9,105) million for the quarter ended March 31, 2013 from CLP 24,099 million for the quarter ended March 31, 2012. Variation was primarily due to:

- Supermarkets: Our net cash flows from supermarket operations decreased 35.0% to CLP 6,895 million for the quarter ended March 31, 2013 from CLP 10,608 million for the quarter ended March 31, 2012. The variation was primarily due to the effect of the foreign currencies depreciation against the Chilean peso.

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Home Improvement: Our net cash flows from home improvement operations increased 61.0% to CLP 1,637 million for the quarter ended March 31, 2013 from CLP 1,017 million for the quarter ended March 31, 2012. The variation was primarily due to a better performance from the Chilean operations.

Department Store: Our net cash flows from department store operations increased to CLP 10,065 million for the quarter ended March 31, 2013 from CLP (3,233) million for the quarter ended March 31, 2012. The variation was primarily due to a better performance from Johnson.

Shopping Centers: Our net cash flows from shopping center operations decreased 41.7% to CLP 19,962 million for the quarter ended March 31, 2013 from CLP 34,234 million for the quarter ended March 31, 2012. The variation was primarily due to the devaluation of the Argentine peso against the Chilean peso.

Financial Service: Our net cash flows from financial service operations decreased to CLP (28,424) million for the quarter ended March 31, 2013 from CLP (9,694) million for the quarter ended March 31, 2012. The variation was primarily due to a smaller twelve month average loan portfolio in Chile, the effect of the foreign currencies against Chilean peso and a lower cash generation in Peru because of the buildup of the portfolio.

Investing Activities: Our net cash flows from investing activities amounted to CLP (106,688) million for the quarter ended in March 31, 2013 from CLP (248,774) million for the quarter ended March 31, 2012. This change was mainly due to:

Supermarkets: Our net cash flows from supermarket operations amounted to CLP (77,477) million for the quarter ended March 31, 2013 from negative CLP (170,549) million for the quarter ended March 31, 2012. The variation was primarily due to the acquisition of Prezunic in 1Q12 and the reduction of organic growth for 2013.

Home Improvement: Our net cash flows from home improvement operations amounted to CLP (3,980) million for the quarter ended March 31, 2013 from CLP (8,472) million for the quarter ended March 31, 2012. The variation was primarily due to lower organic growth in 2013.

Department Store: Our net cash flows from department store operations amounted to CLP (4,516) million for the quarter ended March 31, 2013 from CLP (18,957) million for the quarter ended March 31, 2012. The variation was primarily because a portion of the Johnson acquisition was paid in January 2012.

Shopping Centers: Our net cash flows from shopping center operations amounted to CLP (17,591) million for the quarter ended March 31, 2013 from CLP (49,409) million for the quarter ended March 31, 2012. The variation was primarily due to the finishing of the projects Costanera and Osorno shopping centers.

Financial Service: Our net cash flows from financial service operations amounted to CLP (14,581) million for the quarter ended March 31, 2013 from CLP (162) million for the quarter ended March 31, 2012. The variation is explained by investments made by Banco Paris in mutual funds.

Financing Activities: Our net cash flows from financing activities decreased to CLP 17,919 million from CLP 181,703 million, for the quarter ended March 31, 2012. This change was primarily due to:

Supermarkets: Our net cash flows from supermarket operations decreased to CLP 9,795 million for the quarter ended March 31, 2013 from CLP 119,896 million for the quarter ended March 31, 2012. The variation was primarily due to debt repayment associated to previous acquisitions.

Home Improvement: Our net cash flows from home improvement operations decreased to CLP (2,318) million for the quarter ended March 31, 2013 from CLP 6,542 million for the quarter ended March 31, 2012. The variation was primarily due to lower debt levels as the Company executes its deleveraging plan

Department Store: Our net cash flows from department store operations decreased to CLP (21,345) million for the quarter ended March 31, 2013 from CLP 26,493 million for the quarter ended March 31, 2012. The variation was primarily due to debt repayment associated to previous acquisitions and the deleveraging strategy.

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31, 2012. The variation was primarily due to debt repayment associated to previous acquisitions and the deleveraging strategy.

- Shopping Centers: Our net cash flows from shopping center operations decreased to CLP (5,009) million for the quarter ended March 31, 2013 from CLP 13,306 million for the quarter ended March 31, 2012. The variation was primarily due lower debt levels.
- Financial Service: Our net cash flows from financial service operations increased to CLP 27,678 million for the quarter ended March 31, 2013 from CLP 5,805 million for the quarter ended March 31, 2012. The variation was primarily due to lower debt levels as the Company executes its deleveraging plan.

Working Capital Ratios[13]

(days)	1Q 2013	4Q12	Variation
Average period of receivables [1]			
Supermarkets	15,8	16,7	-0,9
Home Improvement	15,8	18,9	-3,1
Department Store	7,2	10,0	-2,8
Shopping Centers	44,8	41,4	3,4
Average period of payables	45,00	44,0	1,0
Supermarkets	43,0	43,0	0,0
Home Improvement	52,0	44,0	8,0
Department Store	51,0	50,0	1,0
Shopping Centers	41,0	41,0	0,0
Financial Retail	34,0	57,0	-23,0
Inventory turnover			
Supermarkets	40,9	35,8	5,1
Home Improvement	97,2	100,0	-2,8
Department Store	80,5	79,9	0,5

Days Receivable:

- Supermarkets: days receivable of the supermarket division decreased 0.9 days for the three months ended in March 2013 compared with the end of December 2012, mainly due to the reduction in days receivable in Chile from 15 days as of December 2012, to 12.9 days for the three month period ended in march 2013 and to the improvement of the indicator from the Colombian supermarket operations.
- Home Improvement: days receivable of the home improvement division decreased 3.1 days for the three ended in March 2013 compared with the end of December 2012, mainly due to the reduction in days receivable in Chile from 25.6 days by the end of 2012 to 20.5 days for the three month period ended in march 2013, and in Argentina from 14.8 days by the end of 2012 to 12.3 days by the end of march 2013.
- Department Store: days receivable of the home improvement division decreased 2.8 days for the three months ended in March 2013 compared with the end of December 2012.
- Shopping Center: days receivable of the shopping center division increased 3.4 days as of march 2013 compared with the end of December 2012 due to an increase in the days receivable in Chile, partially offset by a decrease in Argentina.

Average period of payables:

- Supermarkets: Days payable of the Supermarket division remained stable in 43 days.
- Home Improvement: Days payable of the Home Improvement division increased 8.0 days for the period ended in March 2013 versus December 2012.

[13] The ratio average period of payables costs and expenses of merchandise are included. The Inventory ratio considers cost of merchandise of retail businesses: supermarkets, home improvement and department stores.

27

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Department Store: Days payable of the Department Store division increased 1.0 day for the period ended in March 2013 versus December 2012.

Shopping Center: Days payable of the Shopping Center division remained stable at 41 days.

Financial Retail: Days payable of the Financial Service division decreased 23 days for the period ended in March 2013 versus December 2012.

Inventory turnover:

Supermarkets: Days inventory from supermarkets increased from 35.8 days in December 2012 to 41 as of March 2013, due to an increase in inventory days of Peru and Argentina, partially offset by lower days of stock in Chile, Brazil and Colombia.

Home Improvement: Days inventory from home improvement decreased from 100 days in December 2012 to 97 as of March 2013, due to a decrease in days of stock in Chile.

Department Store: Days inventory from department store division remained slightly unchanged reaching 80.5 days in March 2013 from 79.9 days in December 2012.

Forward Looking Statements

This earnings release contains forward-looking statements. The Company desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. These forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

www.cencosud.cl cencosud

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this earnings release might not occur, and the Company’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this earnings release relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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Operating Data by Business Segment and Country

First Quarter

2013 2012

N stores (by the end of period):

Supermarkets: Chile 217 191

Argentina 289 272

Brazil 206 189

Peru 87 74

Colombia 96 0

Supermarkets Subtotal 895 726

Home Improvement: Chile 31 29

Argentina 47 48

Colombia 4 4

Home Improvement Subtotal 82 81

Department Stores:

Chile 77 74

Peru 1 0

Department Store Subtotal 78 74

Shopping Centers: Chile 11 9

Argentina 15 14

Peru 3 2

Colombia 1 0

Shopping Centers Subtotal 30 25

Total 1.085 906

Total Selling Space (by the end of period)

Supermarkets: Chile 527.608 466.354

Argentina 516.930 506.987

Brazil 516.214 463.342

Peru 261.035 233.496

Colombia 431.040 0

Supermarkets Subtotal 2.252.827 1.670.179

Home Improvement: Chile 299.806 276.325

Argentina 375.239 392.772

Colombia 37.060 35.360

Home Improvement Subtotal 712.105 704.457

Department Stores: Chile 373.331 358.837

Peru 5.541 0

Department Store Subtotal 378.872 358.837

Shopping Centers: Chile 430.621 282.693

Argentina 229.474 228.999

Peru 50.270 54.750

Colombia 28.614 0

Shopping Centers Subtotal 738.978 566.442

Total 4.082.782 3.299.914

Average selling space per store:

Supermarkets: Chile 2.431 2.442

Argentina 1.789 1.864

Brazil 2.506 2.452

Peru 3.000 3.155

Colombia 4.490 0

2.517 2.301

Home Improvement: Chile 9.671 9.528

Argentina 7.984 8.183

Colombia 9.265 8.840

8.684 8.697

Department Stores: Chile 4.848 4.849

Peru 5.541 0

4.857 4.849

Shopping Centers: Chile 39.147 31.410

Argentina 15.298 16.357

Peru 16.757 27.375

Colombia 28.614 0

24.633 22.658

www.cencosud.cl cencosud

First Quarter

Average sales per store (in CLP$ millions): 2013 2012

Supermarkets: Chile 2.421 2.463

Argentina 1.463 1.565

Brazil 2.464 2.916

Peru 2.065 2.279

Colombia 2.368 N.A.

Supermarkets Subtotal 2.081 2.226

Home Improvement: Chile 3.705 3.437

Argentina 3.284 3.101

Colombia 2.515 2.705

Home Improvement Subtotal 3.405 3.201

Department Store: Chile 2.667 2.493

Peru 148 N.A.

Department Store subtotal 2.635 2.493

Shopping Centers: Chile 2.265 1.828

Argentina 979 1.055

Peru 655 793

Colombia 2.445 N.A.

Shopping Center Subtotal 1.518 1.312

Sales per square meter (in CLP$ millions): 2013 2012

Supermarkets: Chile 1,00 1,01

Argentina 0,82 0,84

Brazil 0,98 1,19

Peru 0,69 0,72

Colombia 0,53 N.A.

Supermarkets Subtotal 0,83 0,97

Home Improvement: Chile 0,38 0,36

Argentina 0,41 0,38

Colombia 0,27 0,31

Home Improvement Subtotal 0,39 0,37

Department Store: Chile 0,55 0,51

Peru 0,03 N.A.

Department Store subtotal 0,54 0,51

Shopping Centers: Chile 0,06 0,06

Argentina 0,06 0,06

Peru 0,04 0,03

Colombia 0,09 N.A.

Shopping Center Subtotal 0,06 0,06

Increase (decrease) in Nominal Same Store Sales in LOCAL CURRENCY 2013 2012

Supermarkets: Chile 2,6% 6,6%

Argentina 15,0% 22,3%

Brazil 2,3% 2,6%

Peru 1,0% 8,6%

Home Improvement: Chile 7,2% 3,1%

Argentina 25,3% 30,0%

Colombia -3,5% 11,2%

Department Store: Chile 4,9% 9,4%

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CONSOLIDATED INCOME DATA
(In millions of Chilean pesos as of March 31st, 2013)

	First Quarter		
	2013 CLP MM	2012 CLP MM	D%
Net revenues	2.468.439	2.168.909	**13,8%**
Cost of sales	-1.779.460	-1.566.107	**13,6%**
Gross profit	**688.979**	**602.802**	**14,3%**
Selling and administrative expenses	-597.549	-483.892	23,5%
Other income by function	16.868	22.419	-24,8%
Other gain (Losses)	9.111	-8.239	-210,6%
Operating income	**117.409**	**133.091**	**-11,8%**
Participation in profit or loss of equity method associates	1.356	1.100	23,2%
Financial Income	1.546	2.808	-45,0%
Finance Costs [for Non-Financial Activities]	-69.941	-49.784	40,5%
Income (loss) from foreign exchange variations	-2.283	6.619	-134,5%
Result of indexation units	-2.843	-8.647	-67,1%
Non-operating income (loss)	**-72.165**	**-47.904**	**50,6%**
Income before income taxes	**45.244**	**85.186**	**-46,9%**
Income taxes	-25.039	-28.311	-11,6%
Profit (Loss)	**20.063**	**54.415**	**-63,1%**
Profit (Loss) Attributable to Equity Holders of Parent	**20.205**	**56.875**	**-64,5%**
Profit (Loss) Attributable to Minority Interest	-142	-2.460	-94,2%
Net income per share	7,9	24,0	-67,3%
Number of shares outstanding (in millions)	2.807	2.264	24,0%
Cash Flow Data			
Net cash provided by (used in):			
Operating activities	-9.105	24.099	-115,3%
Financing activities	17.919	181.703	-90,1%
Investing activities	-106.688	-248.774	-57,1%
Other Financial Information			
Organic Capex	-97.493	-145.228	-32,9%
Acquisitions	0	-113.180	-100,0%
Depreciation	44.549	30.615	45,5%
Amortization	3.163	1.380	129,2%
Revalue of Assets	-13.628	-20.954	-35,0%
EBITDA	**161.351**	**164.158**	**-1,7%**
Adjusted EBITDA	**152.848**	**145.231**	**5,2%**
Financial Ratios			
Gross margin	27,9%	27,8%	0,1Pt
Operating margin	4,8%	6,1%	-1,4Pt
Net margin	0,8%	2,5%	-1,7Pt
EBITDA margin	6,5%	7,6%	**-1,0Pt**
Adjusted EBITDA	6,2%	6,7%	**-0,5Pt**

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SELECTED FINANCIAL DATA BY BUSINESS SEGMENT AND COUNTRY

(In millions of Chilean pesos as of March 31st, 2013)

		First Quarter		
		2013 CLP MM	2012 CLP MM	D %
Supermarkets:	Chile	525.308	470.448	11,7%
	Argentina	422.704	425.723	-0,7%
	Brazil	507.518	551.071	-7,9%
	Peru	179.635	168.662	6,5%
	Colombia	227.362	0	N.A.
	Subtotal	**1.862.527**	**1.615.903**	**15,3%**
Home Improvement:	Chile	114.849	99.669	15,2%
	Argentina	154.330	148.833	3,7%
	Colombia	10.061	10.818	-7,0%
	Subtotal	**279.240**	**259.320**	**7,7%**
Department Store:	Chile	205.394	184.480	11,3%
	Peru	148	0	N.A.
	Subtotal	**205.542**	**184.480**	**11,4%**
Shopping Center:	Chile	24.916	16.454	51,4%
	Argentina	14.688	14.771	-0,6%
	Peru	1.964	1.587	23,8%
	Colombia	2.445	0	N.A.
	Subtotal	**44.013**	**32.812**	**34,1%**
Financial Service:	Chile	53.637	58.608	-8,5%
	Argentina	11.000	10.340	6,4%
	Brazil	1.227	1.150	6,7%
	Peru	4.222	2.353	79,4%
	Colombia	2.427	0	N.A.
	Subtotal	**72.513**	**72.450**	**0,1%**
Others:	Chile	-310	1.481	-120,9%
	Argentina	4.405	2.173	102,7%
	Peru	509	291	74,7%
	Subtotal	**4.604**	**3.945**	**16,7%**
TOTAL REVENUES		**2.468.439**	**2.168.909**	**13,8%**
Supermarkets:	Chile	-396.188	-360.627	9,9%
	Argentina	-296.267	-300.459	-1,4%
	Brazil	-394.877	-429.689	-8,1%
	Peru	-136.886	-128.396	6,6%
	Colombia	-182.946	0	N.A.
	Subtotal	**-1.407.164**	**-1.219.171**	**15,4%**
Home Improvement:	Chile	-84.016	-73.647	14,1%
	Argentina	-97.521	-96.295	1,3%
	Colombia	-7.541	-7.979	-5,5%
	Subtotal	**-189.079**	**-177.921**	**6,3%**
Department Store:	Chile	-149.730	-137.057	9,2%
	Peru	-89	0	N.A.
	Subtotal	**-149.819**	**-137.057**	**9,3%**
Shopping Center:	Chile	-2.240	-1.776	26,1%
	Argentina	-3.059	-3.093	-1,1%
	Peru	-191	-231	-17,4%
	Colombia	-445	0	N.A.
	Subtotal	**-5.934**	**-5.099**	**16,4%**
Financial Service:	Chile	-20.508	-21.998	-6,8%
	Argentina	-3.132	-2.692	16,3%
	Brazil	0	0	N.A.
	Peru	-2.972	-1.770	67,9%
	Subtotal	**-26.612**	**-26.460**	**0,6%**
	Chile	-129	-118	9,3%
Others:	Argentina	-401	-246	63,2%
	Peru	-321	-35	819,4%

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cencosud

	Subtotal	-851	-399	113,4%
TOTAL COST OF SALES:		-1.779.460	-1.566.107	13,6%
Supermarkets:	Chile	129.120	109.822	17,6%
	Argentina	126.436	125.263	0,9%
	Brazil	112.641	121.382	-7,2%
	Peru	42.750	40.266	6,2%
	Colombia	44.416	0	N.A.
	Subtotal	455.363	396.732	14,8%
Home Improvement:	Chile	30.833	26.021	18,5%
	Argentina	56.809	52.538	8,1%
	Colombia	2.519	2.839	-11,3%
	Subtotal	90.161	81.398	10,8%
Department Store:	Chile	55.664	47.423	17,4%
	Peru	59	0	N.A.
	Subtotal	55.723	47.423	17,5%
Shopping Center:	Chile	22.676	14.678	54,5%
	Argentina	11.629	11.679	-0,4%
	Peru	1.773	1.356	30,8%
	Colombia	2.001	0	N.A.
	Subtotal	38.078	27.712	37,4%
Financial Service:	Chile	33.129	36.609	-9,5%
	Argentina	7.868	7.648	2,9%
	Brazil	1.227	1.150	6,7%
	Peru	1.250	583	114,2%
	Colombia	2.427	0	N.A.
	Subtotal	45.901	45.990	-0,2%
Others:	Chile	-439	1.362	N.A.
	Argentina	4.004	1.927	107,8%
	Peru	188	256	-26,6%
	Subtotal	3.753	3.546	5,8%
TOTAL GROSS PROFIT		688.979	602.802	14,3%

CONSOLIDATED BALANCE SHEET

(In millions of Chilean pesos as of March 31st, 2013)

	Mar-13 MM CLP	Dec-12 MM CLP	Variation	%
Current Assets:				
Cash and cash equivalents	149.233	237.721	-88.488	-37,2%
Other financial assets, current	78.670	68.167	10.504	15,4%
Other non-financial assets, current	15.433	9.992	5.442	54,5%
Trade receivables and other receivables	992.284	1.060.333	-68.049	-6,4%
Receivables from related entities, current	715	324	391	121,0%
Inventory	925.991	926.762	-770	-0,1%
Current tax assets	38.146	31.270	6.877	22,0%
TOTAL CURRENT ASSETS	2.200.473	2.334.567	-134.094	-5,7%
Non-Current Assets				
Other financial assets, non-current	37.385	41.007	-3.622	-8,8%
Other non-financial assets, non-current	37.649	38.268	-619	-1,6%
Trade receivable and other receivables, non current	147.265	142.306	4.959	3,5%
Equity method investment	43.214	42.272	942	2,2%
Intangible assets other than goodwill	539.106	544.512	-5.406	-1,0%
Goodwill	1.780.561	1.824.973	-44.411	-2,4%
Property, plant and equipment	2.949.344	2.977.838	-28.494	-1,0%
Investment property	1.473.487	1.471.344	2.144	0,1%
Current Tax assets, non-current	9.039	4.826	4.214	87,3%
Deferred income tax assets	269.355	252.087	17.268	6,9%
TOTAL NON-CURRENT ASSETS	7.286.407	7.339.432	-53.025	-0,7%
TOTAL ASSETS	9.486.880	9.674.000	-187.119	-1,9%
Current Liabilities:				
Other financial liabilities, current	555.031	1.179.132	-624.101	-52,9%

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Trade payables and other payables	1.673.843	1.902.396	-228.553	-12,0%
Payables to related entities, current	813	974	-161	-16,5%
Provisions and other liabilities	41.759	22.624	19.136	84,6%
Current income tax liabilities	37.112	46.798	-9.687	-20,7%
Current provision for employee benefits	68.983	78.800	-9.817	-12,5%
Other non-financial liabilities, current	84.415	84.317	99	0,1%
TOTAL CURRENT LIABILITIES	**2.461.957**	**3.315.041**	**-853.084**	**-25,7%**
Non-current liabilities				
Other financial liabilities	2.311.812	2.359.501	-47.688	-2,0%
Trade accounts payable	7.704	7.411	293	4,0%
Provisions and other liabilities	112.614	111.321	1.293	1,2%
Deferred income tax liabilities	396.059	397.606	-1.546	-0,4%
Current tax liabilities	9.505	0	9.505	N.A.
Other non-financial liabilities, non-current	70.262	70.909	-647	-0,9%
TOTAL NON-CURRENT LIABILITIES	**2.907.956**	**2.946.747**	**-38.791**	**-1,3%**
Equity:				
Paid-in Capital	2.303.312	1.551.812	751.500	48,4%
Issuance premium	506.322	477.341	28.981	6,1%
Other reserves	-577.789	-484.364	-93.424	19,3%
Retained earnings (accumulated losses)	1.884.177	1.866.746	17.431	0,9%
Net equity attributable to controlling shareholders	**4.116.022**	**3.411.534**	**704.488**	**20,7%**
Non-controlling interest	945	678	268	39,5%
TOTAL NET EQUITY	**4.116.967**	**3.412.212**	**704.755**	**20,7%**
TOTAL NET EQUITY AND LIABILITIES	**9.486.880**	**9.674.000**	**-187.119**	**-1,9%**

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company' results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA represents EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance.

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results.

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock.

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital

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needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

Adjusted EBITDA Composition	First Quarter 2013 CLP MM	2012 CLP MM	D%
Profit (Loss)	**20.205**	**56.875**	**-64,5%**
Financial Income	-1.546	-2.808	-45,0%
Finance Costs [for Non-Financial Activities]	69.941	49.784	40,5%
Result from Indexation Units	2.843	8.647	-67,1%
Result from Exchange Variations	2.283	-6.619	-134,5%
Income taxes	25.039	28.311	-11,6%
Depreciation & Amortization	47.712	31.995	49,1%
Revaluation of Investment Properties	-13.628	-20.954	-35,0%
Adjusted EBITDA	**152.848**	**145.231**	**5,2%**

Quarter ended March 31, 2013 (in millions of CLP)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Consolidated
Profit (loss) attributable to controlling shareholders	67.527	43.646	20.851	-2.682	1.170	-110.449	20.063
Profit attributable to non-controlling shareholders	0	0	0	0	0	142	142
Net Income	**67.527**	**43.646**	**20.851**	**-2.682**	**1.170**	**-110.307**	**20.205**
Financial Expense (net)	0	0	0	0	0	68.395	68.395
Income Tax Charge	0	0	0	0	0	25.039	25.039
EBIT	**67.527**	**43.646**	**20.851**	**-2.682**	**1.170**	**-16.873**	**113.639**
Depreciation and Amortization	33.773	926	4.758	5.885	937	1.434	47.712
EBITDA	**101.300**	**44.571**	**25.609**	**3.203**	**2.107**	**-15.439**	**161.351**
Exchange differences	0	0	0	0	0	2.283	2.283
Increase on Revaluation of Investment Properties	0	-13.628	0	0	0	0	-13.628
(Losses) gains from indexation	0	0	0	0	0	2.843	2.843
Adjusted EBITDA	**101.300**	**30.943**	**25.609**	**3.203**	**2.107**	**-10.314**	**152.848**

Quarter ended March 31, 2012 (in millions of CLP)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Consolidated
Profit (loss) attributable to controlling shareholders	74.595	42.144	20.779	-3.663	23.445	-102.886	54.415
Profit attributable to non-controlling shareholders	0	0	0	0	0	2.460	2.460
Net Income	**74.595**	**42.144**	**20.779**	**-3.663**	**23.445**	**-100.425**	**56.875**
Financial Expense (net)	0	0	0	0	0	46.977	46.977
Income Tax Charge	0	0	0	0	0	28.311	28.311
EBIT	**74.595**	**42.144**	**20.779**	**-3.663**	**23.445**	**-25.138**	**132.163**
Depreciation and Amortization	19.899	480	4.232	6.052	576	757	31.995
EBITDA	**94.494**	**42.623**	**25.011**	**2.389**	**24.021**	**-24.380**	**164.158**
Exchange differences	0	0	0	0	0	-6.619	-6.619
Increase on Revaluation of Investment Properties	0	-20.954	0	0	0	0	-20.954
(Losses) gains from indexation	0	0	0	0	0	8.647	8.647
Adjusted EBITDA	**94.494**	**21.669**	**25.011**	**2.389**	**24.021**	**-22.353**	**145.231**

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